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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*       See Exhibit A

Schreiber                          Warren
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

64 Shelter Lane
--------------------------------------------------------------------------------
                                    (Street)

Roslyn                             New York                 11577
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Conolog Corp. ("CNLG")

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


June 1999
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


================================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                          6/23/99        J(1)            200,000     A      $1.00
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                          6/23/99        S               200,000     D      $1.25
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          6/23/99        S                10,000     D      $1.25    1,047,143      I          (2)
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/98)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Option to Acquire
Convertible                  06/18                           06/17    12/31    Common
Debenture           $1.00      /99    C(1)            200,000  /99      /99    Stock     200,000 $1.00    1,800,000 I        (3)
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:

     (1)  See Rider A.
     (2)  See Rider A.
     (3)  See Rider A.


/s/Warren Schreiber                                         July 12, 1999
---------------------------------------------            -----------------------
Warren Schreiber                                               Date

The Nybor Group, Inc.

/s/Warren Schreiber                                         July 12, 1999
---------------------------------------------            -----------------------
Warren Schreiber, President                                    Date

Clog, LLC

/s/Warren Schreiber                                         July 12, 1999
---------------------------------------------            -----------------------
Warren Schreiber, Member                                       Date

/s/Robyn Schreiber                                          July 12, 1999
---------------------------------------------            -----------------------
Robyn Schreiber                                                Date




** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                WARREN SCHREIBER

                                     FORM 4

                                   JUNE, 1999

                                    EXHIBIT A


(1)   Name and Address of Reporting Person:


         a)   CLOG LLC
              64 Shelter Lane
              Roslyn, NY 11577

         b)   The Nybor Group, Inc.
              64 Shelter Lane
              Roslyn, NY 11577

         c)   Robyn Schreiber
              64 Shelter Lane
              Roslyn, NY 11577


================================================================================

                                WARREN SCHREIBER

                                     FORM 4

                                    JUNE 1999

                                     RIDER A

(1) On June 18, 1999, CLOG LLC, a New York limited liability company ("CLOG"), exercised an option to the extent of purchasing $200,000 principal amount of convertible debentures described in Footnote (3). On June 23, 1999, CLOG converted the convertible debentures into 200,000 shares of Common Stock of the Issuer ("Common Shares").

(2)  Represents  shares owned by The Nybor Group,  Inc., a New York  corporation
("Nybor").   Robyn  Schreiber,  the  wife  of  Warren  Schreiber,  is  the  sole shareholder of Nybor. Warren Schreiber is the President of Nybor.

(3)  Following  the  conversion   discussed  in  footnote  (1),  CLOG  holds  an
irrevocable option and right to purchase up to $1,800,000 of convertible debentures of the Issuer. The convertible debentures mature one year after the date of issuance. The principal amount of the convertible debentures is immediately convertible into Common Shares at a conversion price of $1.00 per share (or an aggregate of 1,800,000 Common Shares). Warren Schreiber is the controlling member of CLOG.

================================================================================